UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                           NORTHLAND CRANBERRIES, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   666499 10 8
                                 (CUSIP Number)

                    John Swendrowski, 800 First Avenue South,
               Wisconsin Rapids, Wisconsin  54494 - (715) 424-4444
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 19, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP NO. 666499 10 8

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John Swendrowski / ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              00

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States


                     7  SOLE VOTING POWER
      NUMBER OF
                             952,822*
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             33,278*
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             664,824*
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             321,276*
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              986,100*


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.00%


    14   TYPE OF REPORTING PERSON*

              IN

   *    All of the share amounts set forth in this Amendment No. 6 to
        Schedule 13D have been adjusted to reflect the Company's two-for-one stock split effected on September 3, 1996 in the form of a 100% stock dividend on both its Class A Common Stock and Class B Common Stock.

             This Amendment No. 6 to the undersigned's Schedule 13D, dated January 5, 1989, as amended ("Schedule 13D"), is being filed in order to amend such Schedule 13D to the extent set forth below due to the June 19, 1997 expiration of the Voting Trust Agreement, dated as of June 19, 1987, as amended (the "Trust Agreement"). Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), the entire Schedule 13D, as amended, is set forth below.

   Item 1.   Security and Issuer.

   Name of Issuer:  Northland Cranberries, Inc. ("Northland")

   Address of Issuer's Principal Executive Offices:

             800 First Avenue South
             Wisconsin Rapids, Wisconsin  54494

   Title of Class of Equity Securities:

             Class A Common Stock, $.01 par value ("Shares")

   Item 2.   Identity and Background.

   (a)  Name of Person Filing:  John Swendrowski

   (b)  Business Address:   800 First Avenue South
                            Wisconsin Rapids, Wisconsin  54494

   (c)  Principal Occupation and Name, Address and Principal Business of
        Employer:

             Chairman of the Board and Chief Executive Officer of Northland 800 First Avenue South
             Wisconsin Rapids, Wisconsin  54494
             Growing and selling cranberries and cranberry vines.

   (d)  No

   (e)  No

   (f)  Citizenship:  United States

   Item 3.   Source and Amount of funds or Other Consideration.

             See Item 4 below.

   Item 4.   Purpose of Transaction.

             All Shares of Northland which the undersigned beneficially owns are currently being held for investment purposes only. The undersigned has no current plans or proposals which would relate to or result in any of the events or effects described in the subparagraphs (a) through (j) of
   Item 4.


   Item 5.   Interest in Securities of the Issuer.

   (a)  Aggregate Number of Shares Beneficially Owned:  986,100*

        Percentage of Class Beneficially Owned:   7.00%

   (b)  Number of Shares as to Which the Undersigned has:

        (i)    sole power to vote or to direct
               the vote  . . . . . . . . . . . . . . . . . . . . . . 952,822*

        (ii)   shared power to vote or to direct
               the vote  . . . . . . . . . . . . . . . . . . . . . .  33,278*

        (iii)  sole power to dispose or to direct
               the disposition of  . . . . . . . . . . . . . . . . . 664,824*

        (iv)   shared power to dispose or to direct
               the disposition of  . . . . . . . . . . . . . . . . . 321,276*

             Included in the shares listed above are 601,738* shares of Northland's Class B Common Stock ("Class B Shares") which the undersigned is deemed to beneficially own pursuant to Rule 13d-3 under the Exchange Act. The Class B Shares are entitled to three votes per share and are convertible at any time at the option of the holder thereof on a one-for-one basis into shares of Northland's Class A Common Stock. The following chart lists the shares owned by Mr. Swendrowski and shows the breakdown of the power to vote or direct the vote and power to dispose or direct the disposition of the shares.

        * All of the share amounts set forth in this Schedule 13D have been adjusted to reflect the Company's two-for-one stock split effected on September 3, 1996 in the form of a 100% stock dividend on both its Class A Common Stock and Class B Common Stock.

                                                                                                    SOLE                SHARED
                DESCRIPTION                              SOLE VOTE       SHARED VOTE          DISPOSITIVE POWER    DISPOSITIVE POWER

    CLASS A COMMON STOCK

    Vested options                                        264,000*                                 264,000*

    Direct                                                 87,084*                                  87,084*

    John  and  Susan  Swendrowski   Charitable                                 19,000*                                    19,000*
    Foundation

    Wife(1)                                                                     6,474*                                     6,474*

    Son(1)                                                                      4,902*                                     4,902*

    Daughter(1)                                                                 2,902*                                     2,902*

   CLASS B COMMON STOCK


    Direct                                                313,740*                                 313,740*

    Voting Trust-Cranberries Limited Inc.(2)              287,998*                                                       287,998*
                                                          -------            --------            ---------               -------

    TOTAL:                                                952,822*            333,278*             664,824*              321,276*
                                                          =======            ========            =========               =======

             The undersigned's ownership percentage set forth in Item 5(a) above is based on the aggregate number of shares which the undersigned is deemed to beneficially own as set forth in Item 5(a) divided by the sum of (i) the number of shares of Class A Common
        Stock and Class B Shares outstanding as of September 30, 1997; plus
        (ii) the shares issuable to the undersigned upon exercise of his stock options.

   ______________________

   (1) The undersigned shares dispositive and voting power over 6,474* shares with his wife, 4,902* Shares with his son and 2,902* Shares with his daughter. These family members reside at the same address as the undersigned, are U.S. citizens and have not been subject to criminal or civil proceedings within the last five years.

   (2) The undersigned shares dispositive power over these shares with LeRoy J. Miles and Cranberries Limited, Inc., 800 First Avenue South,
        Wisconsin Rapids, Wisconsin 54494.  Mr. Miles is a director of
        Northland. He is a United States citizen and has not been subject to criminal or civil proceedings within the last five years.
        Cranberries Limited, Inc. is a Wisconsin corporation investing in cranberry properties/businesses. Cranberries Limited, Inc. has not been subject to criminal or civil proceedings within the last five years.


         * All of the share amounts set forth in this Schedule 13D have been adjusted to reflect the Company's two-for-one stock split effected on September 3, 1996 in the form of a 100% stock dividend on both its Class A Common Stock and Class B Common Stock.

        On June 19, 1997, 34,464* shares of Northland Class B Common Stock were released to LeRoy Miles pursuant to the expiration of the Trust Agreement with respect to said Shares deposited under the Trust Agreement. In addition, 287,998* shares of Northland Class B Common Stock held on behalf of Cranberries Limited, Inc. ("CLI") are no longer subject to the Trust Agreement. CLI is a corporation owned by Messrs. Swendrowski and Miles and controlled by Mr. Swendrowski.

   (d)  Not applicable

   (e)  Not applicable

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

   Item 7.   Material to Be Filed as Exhibits.

        None


   SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Date:   10/29/97                           /s/ John Swendrowski
                                              John Swendrowski